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January 26, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports record production of 121,573 AuEq ozs in 2014 and 25,304 AuEq ozs for the fourth quarter of 2014

Hermosillo, Mexico - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s fourth quarter ended December 31, 2014. The Company achieved record production of 121,573 gold equivalent ounces for the year and 25,304 gold equivalent ounces* for the fourth quarter.

Three Months Ended December 31, 2014:

Category	Oct-Dec 2014	Oct-Dec 2013	% Change
Ore Processed (Dry t)	2,101,873	2,014,968	4.3
Average Grade Processed (g/t Au)	0.563	0.872	(35.4)
Low Grade Stockpiled (t)	158,625	349,338	(54.6)
Average Grade Stockpiled (g/t Au)	0.225	0.253	(11.1)
Waste Mined (t)	6,417,044	5,307,526	20.9
Total Mined (t)	8,361,480	7,591,767	10.1
Strip Ratio	3.30	2.32	42.2
Gold Produced (oz)	25,007	34,164	(26.8)
Silver Produced (oz)	16,322	21,847	(25.3)
Gold Sold (oz)	25,007	33,247	(24.8)
Silver Sold (oz)	16,322	21,847	(25.3)
Days	92	92	0
Average Ore Processed (t/d)	22,846	21,902	4.3
Average Total Mined (t/d)	90,886	82,519	10.1
Realized Gold Price	1,216	1,249	(3.2)

*using a gold to silver ratio of 55 to 1.

Year Ended December 31, 2014:

Category	Jan - Dec 2014	Jan – Dec 2013	% Change
Ore Processed (Dry t)	8,622,579	7,466,771	15.5
Average Grade Processed (g/t Au)	0.619	0.822	(24.8)
Low Grade Stockpiled (t)	913,318	1,651,675	(44.7)
Average Grade Stockpiled (g/t Au)	0.246	0.254	(3.0)
Waste Mined (t)	23,955,903	23,360,383	2.5
Total Mined (t)	32,752,481	32,102,686	2.0
Strip Ratio	2.72	2.67	1.9
Gold Produced (oz)	120,023	119,655	0.3
Silver Produced (oz)	85,262	68,512	24.4
Gold Sold (oz)	121,109	118,550	2.2
Silver Sold (oz)	85,262	68,512	24.4
Days	365	365	0
Average Ore Processed (t/d)	23,624	20,455	15.5
Average Total Mined (t/d)	89,733	87,953	2.0
Realized Gold Price	1,269	1,358	(6.6)

Arturo Bonillas, President of the Company stated “2014 was another strong year for Timmins Gold with record production of 121,573 gold equivalent ounces. We reached the upper end of our guidance despite the impact of record rainfall in Sonora in September. Our production guidance for 2015 is between 115,000 and 125,000 gold equivalent ounces with cash costs of approximately $800-850 per ounce.

“We are very excited about our recent acquisition of the Caballo Blanco project. Its most recent PEA showed robust economics at current gold prices. The acquisition will allow us to leverage development and operational expertise to bring our second open pit heap leach mine into production in Mexico. Our focus at the project this year will be permitting and optimizing the resource and engineering models for the project.”

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.